April 14, 2005

Ms. Kate Tillan

Reviewing Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 0306

Washington, D.C. 20549

RE:     Comment Letter - File No. 0-17187

Dear Ms. Tillan:

We are in receipt of your comment letter dated April 1, 2005. Due to the detailed nature of many of the comments, we request additional time to respond. In the interim, we have provided the responses to a few of the comments, and plan to send you additional responses as they are completed.

Revenue Recognition - Page 30

2. Please respond to the following comments regarding your revenue recognition policies:

(A) We note that you generally recognize revenue upon shipment. Please tell us and disclose in future filing why shipment is the appropriate point for revenue recognition. Discuss how the company considers the criteria in SAB 104.

RESPONSE:

Shipment is the appropriate point for revenue recognition, per the criteria in SAB 104, as follows:

a.   The Company only ships product upon receipt of a purchase order from its customers. The Company maintains a price list for both direct customers and distributors, which is updated periodically. Direct customers must submit a request for quote (RFQ), to which the Company responds with a sales quote based upon the price list. Upon receipt of a purchase order from the customer, the Company verifies the purchase order information against the sales quote originally sent in response to the RFQ. Distributors submit purchase orders, which are compared to the price list. A shipment is not made to the direct customers until all information on the purchase order is verified against the original sales quote. A shipment is not made to the distributor until pricing on the purchase order is verified against the price list. Therefore, the Company believes there is persuasive evidence of an arrangement upon shipment.

b.   Revenue is recognized and invoices are sent upon shipment of the product; therefore, delivery has occurred.

c.   The Company maintains a price list for direct customers and distributors, which is updated periodically. This price list has various prices based upon the quantity ordered by the customer or distributor. Therefore, the Company believes the price is determinable.

d.   All customers, including distributors, are generally on net 30 day terms and are obligated to pay the Company for the products once they are on the delivery truck, as our terms are FOB Shipping Point. In addition, the Company has had only two instances of failure to collect a receivable in the past 4 years, with an aggregate value of $8,977.09 for both items. Therefore, the Company believes collectibility is reasonably assured.

(B) In a related matter, your disclosure indicates that the company "generally" recognizes revenue when products are shipped to customers. Tell us and revise future filings to clearly indicate when this it not the case and the specific accounting treatment.

RESPONSE:

There is not a time that the Company does not recognize revenue upon shipment. Using the word, "generally," was suggested by our attorneys in case a time did occur in the future. As the Company does not anticipate this ever occurring, we will remove the word, "generally," from our future filings. If an unusual transaction does occur in the future, the Company will disclose it in specific terms at that time. The revised disclosure to be included in future filings is attached as Exhibit A.

(C) We note that you do record an allowance for certain sales returns. Please tell us and revise future filings to disclose the nature of your return obligations and how you account for them and why. That is, it should be clear from your disclosure why and when you do record a reserve for returns and when you do not. Your disclosure should also explain the significant terms of your return policies such as limits in time or amount.

RESPONSE:

The Company believes an allowance for sales returns is not warranted due to the infrequent and nominal amount of historical returns.

(D) We note that you do not record an allowance for sales returns because the customer must place an order of equal or greater value at the time of the return. Please tell us the basis for your accounting policy. Cite the accounting literature upon which you relied.

RESPONSE:

Per FAS 48, paragraph 6, revenue from products sold with a right of return may be recognized at the time of sale if all of the following criteria are met:

a.   The seller's price to the buyer is substantially fixed or determinable at the date of sale - The Company maintains a price list that is updated periodically.

b.   The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product - All customers, including distributors, are normally on net 30 day terms.

c.   The buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product - All customers, including distributors, are obligated to pay the Company once the products are on the delivery truck, as the terms are FOB Shipping Point.

d.   The buyer acquiring the product for resale has economic substance apart from that provided by the seller - All the Company's distributors sell multiple products and have economic substance outside of our products.

e.   The seller does not have significant obligations for future performance to directly bring about the resale of the product by the buyer - There is no future performance condition for any of the Company's products.

f.    The amount of future returns can be reasonably estimated - The Company's sales returns are infrequent and nominal based on historical returns.

(E) Tell us and disclose in future filings, if material, the gross amount of sales returns recorded in each fiscal year presented through the latest interim period.

RESPONSE:

The gross amount of distributor stock rotations was only $2,007.00 during fiscal 2004 and is $21,046.12 through March 31, 2005. In fiscal 2004, the offsetting orders totaled $12,372.58, and in fiscal 2005, the offsetting order was $23,564.20. The Company believes an allowance is not necessary due to the immaterial amounts and infrequency of the stock rotation transactions as per FAS 48, "the provisions of this Statement (FAS 48) need not be applied to immaterial items."

In response to your comments, the Company acknowledges the following:

•    The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•    Staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please feel free to contact me. We will respond to the remaining comments as soon as practicable. Thank you.

Sincerely,

/s/ Kimiko Milheim

Kimiko Milheim

Chief Financial Officer

Exhibit A

Revenue Recognition

Revenue is recognized upon shipment of product. Sales to distributors are made pursuant to agreements that provide the distributors minimal rights of return and price protection on unsold merchandise. Revenues from such sales are recognized upon shipment with no allowance for sales returns because historical returns have been infrequent and nominal. Because the Company does not change its pricing of products more than once a year, there have not been any pricing issues in the past several years; therefore, there is no allowance for price protection recorded.